      EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-34875 of U S Liquids Inc. on Form S-3 and Registration Statement Nos. 333-34689 and 333-93129 on Form S-8 of our report dated February 18, 2003, March 10, 2003 as to Note 3 and June 24, 2003, as to Note 23, (which expresses an unqualified opinion and includes three explanatory paragraphs relating to substantial doubt about the Company’s ability to continue as a going concern as discussed in Note 3; the change in accounting for the disposal of long-lived assets and for goodwill and intangible assets as discussed in Notes 6 and 10; and the restatement described in Note 23), appearing in this Annual Report on Form 10-K/A of U S Liquids Inc. for the year ended December 31, 2002.

DELOITTE & TOUCHE LLP

Houston, Texas
July 2, 2003